SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number 001-40469

illumin Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-256909) and Registration Statement on Form S-8 (File No. 333-258901).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Condensed Interim Consolidated Financial Statements (Unaudited) of the Registrant for the three and nine months ended September 30, 2023 and 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three and nine months ended September 30, 2023
99.3	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
99.5	Press Release Dated November 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLUMIN HOLDINGS INC.

Date: November 9, 2023	By: /s/ Elliot Muchnik Name: Elliot Muchnik Title: Chief Financial Officer